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                            June 4, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       Cricket Square
       Hutchins Drive
       P.O. Box 2681
       Grand Cayman KY1-1111
       Cayman Islands

                                                        Re: AMTD Digital Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed on May 20,
2021
                                                            File No. 333-256322

       Dear Mr. Lo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2021 letter.

       Form F-1 filed May 20, 2021

       Principal Shareholders, page 184

   1. We note your response to our prior comment 20 and reissue in part. Please identify the natural persons who
have voting or dispositive power with respect to the shares held by
                                                        Value Partners Greater
China High Yield Income Fund, or advise.
 Mark Chi Hang Lo
AMTD Digital Inc.
June 4, 2021
Page 2


General

2. We note your response to our prior comment 3. We have referred your response to this comment to the Division of Investment Management for further review. Please note that the Division of Investment Management may have further comment after reviewing your response.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                         Sincerely,
Comapany NameAMTD Digital Inc.
                                                           Division of
Corporation Finance
June 4, 2021 Page 2                                        Office of Finance
FirstName LastName